TOYOTA MOTOR

CORPORATION

Unaudited Consolidated Financial Statements

For the periods ended

September 30, 2015

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Balance Sheets

At March 31, 2015 and September 30, 2015

	Yen in millions
	March 31, 2015	September 30, 2015
Assets
Current assets:
Cash and cash equivalents	2,284,557	2,690,851
Time deposits	149,321	728,959
Marketable securities	2,782,099	2,155,854
Trade accounts and notes receivable, less allowance for doubtful accounts	2,108,660	1,988,350
Finance receivables, net	6,269,862	5,990,369
Other receivables	420,708	421,158
Inventories	2,137,618	2,195,186
Deferred income taxes	978,179	940,538
Prepaid expenses and other current assets	805,393	1,713,842

Total current assets	17,936,397	18,825,107

Noncurrent finance receivables, net	9,202,531	9,094,362
Investments and other assets:
Marketable securities and other securities investments	7,632,126	7,415,383
Affiliated companies	2,691,460	2,559,817
Employees receivables	45,206	42,848
Other	926,391	1,025,199

Total investments and other assets	11,295,183	11,043,247

Property, plant and equipment:
Land	1,354,815	1,349,379
Buildings	4,282,839	4,312,809
Machinery and equipment	10,945,377	11,096,623
Vehicles and equipment on operating leases	5,199,986	5,550,312
Construction in progress	581,412	453,504

Total property, plant and equipment, at cost	22,364,429	22,762,627

Less – Accumulated depreciation	(13,068,710)	(13,150,757)

Total property, plant and equipment, net	9,295,719	9,611,870

Total assets	47,729,830	48,574,586

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Balance Sheets

At March 31, 2015 and September 30, 2015

	Yen in millions
	March 31, 2015	September 30, 2015
Liabilities
Current liabilities:
Short-term borrowings	5,048,188	5,206,651
Current portion of long-term debt	3,915,304	4,095,230
Accounts payable	2,410,588	2,320,678
Other payables	913,013	777,110
Accrued expenses	2,668,666	2,586,892
Income taxes payable	348,786	364,509
Other current liabilities	1,126,951	1,128,233

Total current liabilities	16,431,496	16,479,303

Long-term liabilities:
Long-term debt	10,014,395	10,200,850
Accrued pension and severance costs	880,293	870,363
Deferred income taxes	2,298,469	2,210,001
Other long-term liabilities	457,848	466,023

Total long-term liabilities	13,651,005	13,747,237

Total liabilities	30,082,501	30,226,540

Mezzanine equity
Model AA Class Shares, no par value, authorized: 0 share at March 31, 2015 and 150,000,000 shares at September 30, 2015 issued: 0 share at March 31, 2015 and 47,100,000 shares at September 30, 2015	—	477,377

Shareholders’ equity
Toyota Motor Corporation shareholders’ equity:
Common stock, no par value, authorized: 10,000,000,000 shares at March 31, 2015 and September 30, 2015 issued: 3,417,997,492 shares at March 31, 2015 and September 30, 2015	397,050	397,050
Additional paid-in capital	547,054	547,439
Retained earnings	15,591,947	16,454,247
Accumulated other comprehensive income (loss)	1,477,545	1,112,870
Treasury stock, at cost, 271,183,861 shares at March 31, 2015 and 304,236,881 shares at September 30, 2015	(1,225,465)	(1,471,956)

Total Toyota Motor Corporation shareholders’ equity	16,788,131	17,039,650

Noncontrolling interests	859,198	831,019

Total shareholders’ equity	17,647,329	17,870,669

Commitments and contingencies
Total liabilities, mezzanine equity and shareholders’ equity	47,729,830	48,574,586

Note: The total number of authorized shares for common stock and Model AA Class Shares is 10,000,000,000 shares.

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Statements of Income and

Unaudited Consolidated Statements of Comprehensive Income

For the first half ended September 30, 2015

Consolidated Statements of Income

	Yen in millions
	For the first half ended September 30, 2014	For the first half ended September 30, 2015
Net revenues:
Sales of products	12,187,394	13,162,616
Financing operations	758,203	928,872

Total net revenues	12,945,597	14,091,488

Costs and expenses:
Cost of products sold	9,925,576	10,518,787
Cost of financing operations	421,969	588,751
Selling, general and administrative	1,246,106	1,400,545

Total costs and expenses	11,593,651	12,508,083

Operating income	1,351,946	1,583,405

Other income (expense):
Interest and dividend income	73,043	83,036
Interest expense	(9,469)	(19,658)
Foreign exchange gain, net	64,161	36,590
Other income (loss), net	29,493	(8,222)

Total other income (expense)	157,228	91,746

Income before income taxes and equity in earnings of affiliated companies	1,509,174	1,675,151

Provision for income taxes	493,591	516,368
Equity in earnings of affiliated companies	165,896	161,662

Net income	1,181,479	1,320,445

Less – Net income attributable to noncontrolling interests	(54,643)	(62,333)

Net income attributable to Toyota Motor Corporation*	1,126,836	1,258,112

*

Net income attributable to common shareholders for the first half ended September 30, 2015 is 1,255,652 million yen, which is derived by deducting dividend and accretion to Model AA Class Shares of 2,460 million yen from Net income attributable to Toyota Motor Corporation.

	Yen
Net income attributable to Toyota Motor Corporation per common share
Basic	356.08	399.39

Diluted	355.91	397.75

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Statements of Income and

Unaudited Consolidated Statements of Comprehensive Income

For the first half ended September 30, 2015

Consolidated Statements of Comprehensive Income

	Yen in millions
	For the first half ended September 30, 2014	For the first half ended September 30, 2015
Net income	1,181,479	1,320,445
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	142,827	(142,295)
Unrealized gains (losses) on securities	223,968	(252,582)
Pension liability adjustments	862	(535)

Total other comprehensive income (loss)	367,657	(395,412)

Comprehensive income	1,549,136	925,033

Less – Comprehensive income attributable to noncontrolling interests	(63,948)	(31,596)

Comprehensive income attributable to Toyota Motor Corporation	1,485,188	893,437

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Statements of Income and

Unaudited Consolidated Statements of Comprehensive Income

For the second quarter ended September 30, 2015

Consolidated Statements of Income

	Yen in millions
	For the second quarter ended September 30, 2014	For the second quarter ended September 30, 2015
Net revenues:
Sales of products	6,163,804	6,634,883
Financing operations	391,105	468,957

Total net revenues	6,554,909	7,103,840

Costs and expenses:
Cost of products sold	5,029,490	5,269,997
Cost of financing operations	222,880	280,376
Selling, general and administrative	643,321	726,063

Total costs and expenses	5,895,691	6,276,436

Operating income	659,218	827,404

Other income (expense):
Interest and dividend income	26,560	29,710
Interest expense	(5,555)	(15,262)
Foreign exchange gain, net	51,176	2,402
Other income (loss), net	5,949	(14,362)

Total other income (expense)	78,130	2,488

Income before income taxes and equity in earnings of affiliated companies	737,348	829,892

Provision for income taxes	233,618	248,411
Equity in earnings of affiliated companies	60,567	60,760

Net income	564,297	642,241

Less – Net income attributable to noncontrolling interests	(25,235)	(30,523)

Net income attributable to Toyota Motor Corporation*	539,062	611,718

*

Net income attributable to common shareholders for the second quarter ended September 30, 2015 is 609,258 million yen, which is derived by deducting dividend and accretion to Model AA Class Shares of 2,460 million yen from Net income attributable to Toyota Motor Corporation.

	Yen
Net income attributable to Toyota Motor Corporation per common share
Basic	170.62	193.97

Diluted	170.54	192.51

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Statements of Income and

Unaudited Consolidated Statements of Comprehensive Income

For the second quarter ended September 30, 2015

Consolidated Statements of Comprehensive Income

	Yen in millions
	For the second quarter ended September 30, 2014	For the second quarter ended September 30, 2015
Net income	564,297	642,241
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	228,337	(227,562)
Unrealized gains (losses) on securities	171,473	(330,242)
Pension liability adjustments	411	(2,376)

Total other comprehensive income (loss)	400,221	(560,180)

Comprehensive income	964,518	82,061

Less – Comprehensive income attributable to noncontrolling interests	(40,713)	3,045

Comprehensive income attributable to Toyota Motor Corporation	923,805	85,106

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Consolidated Statements of Cash Flows

For the first half ended September 30, 2015

	Yen in millions
	For the first half ended September 30, 2014	For the first half ended September 30, 2015
Cash flows from operating activities:
Net income	1,181,479	1,320,445
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	648,233	784,705
Provision for doubtful accounts and credit losses	30,169	43,737
Pension and severance costs, less payments	10,896	7,293
Losses on disposal of fixed assets	10,674	18,077
Unrealized losses on available-for-sale securities, net	2,479	6,197
Deferred income taxes	57,747	53,219
Equity in earnings of affiliated companies	(165,896)	(161,662)
Changes in operating assets and liabilities, and other	(124,475)	(114,488)

Net cash provided by operating activities	1,651,306	1,957,523

Cash flows from investing activities:
Additions to finance receivables	(6,457,063)	(7,018,921)
Collection of and proceeds from sales of finance receivables	6,022,356	6,725,564
Additions to fixed assets excluding equipment leased to others	(477,570)	(631,430)
Additions to equipment leased to others	(1,080,047)	(1,422,814)
Proceeds from sales of fixed assets excluding equipment leased to others	22,121	14,846
Proceeds from sales of equipment leased to others	366,939	537,111
Purchases of marketable securities and security investments	(1,343,269)	(915,383)
Proceeds from sales of and maturity of marketable securities and security investments	1,262,020	1,580,087
Changes in investments and other assets, and other	76,305	(1,025,228)

Net cash used in investing activities	(1,608,208)	(2,156,168)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	2,080,226	2,806,288
Payments of long-term debt	(1,283,305)	(2,150,070)
Increase (decrease) in short-term borrowings	(82,249)	230,267
Proceeds from issuance of class shares	—	474,917
Dividends paid to Toyota Motor Corporation common shareholders	(316,977)	(393,352)
Dividends paid to noncontrolling interests	(50,483)	(59,027)
Reissuance (repurchase) of treasury stock	(167,955)	(245,819)

Net cash provided by financing activities	179,257	663,204

Effect of exchange rate changes on cash and cash equivalents	45,797	(58,265)

Net increase in cash and cash equivalents	268,152	406,294

Cash and cash equivalents at beginning of period	2,041,170	2,284,557

Cash and cash equivalents at end of period	2,309,322	2,690,851

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

1.	Basis of preparation:

The accompanying unaudited condensed consolidated financial statements of Toyota Motor Corporation (the “parent company”) as of and for the periods ended September 30, 2015, have been prepared in accordance with U.S. generally accepted accounting principles (“U.S.GAAP”) and on substantially the same basis as its annual consolidated financial statements except for certain required disclosures which have been omitted. The unaudited condensed consolidated financial statements should be read in conjunction with the Annual Report on Form 20-F for the year ended March 31, 2015. The unaudited condensed consolidated financial statements reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the result for that period and the financial condition at that date. The consolidated results for the six-month and the three-month periods are not necessarily indicative of results to be expected for the full year.

2.	Accounting changes and recent pronouncements to be adopted in future periods:

Accounting changes -

In April 2014, the Financial Accounting Standards Board (“FASB”) issued updated guidance on reporting discontinued operations and disclosures of disposals of components of an entity. Under the new guidance, only disposals that represent a strategic shift and that have (or will have) a major effect on an entity’s operations and financial results should be presented as discontinued operations. The parent company and its consolidated subsidiaries (“Toyota”) adopted this guidance on April 1, 2015. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

Recent pronouncements to be adopted in future periods -

In May 2014, the FASB issued updated guidance on the recognition of revenue from contracts with customers. This guidance will supersede the current revenue recognition guidance. In August 2015, the FASB issued updated guidance on the deferral of the effective date. As a result, this guidance is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

In February 2015, the FASB issued updated guidance that amends the analysis a reporting entity must perform to determine whether it should consolidate certain legal entities. This guidance is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

In April 2015, the FASB issued updated guidance that requires debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of the related debt liability instead of being presented as an asset. In August 2015, the FASB issued an additional update which clarifies that debt issuance costs for line of credit agreements may continue to be deferred and amortized. This guidance is effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Management does not expect this guidance to have a material impact on Toyota’s consolidated financial statements.

In April 2015, the FASB issued updated guidance to help entities evaluate the accounting for fees paid by a customer in a cloud computing arrangement. This guidance is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2015. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

In July 2015, the FASB issued updated guidance to simplify the measurement of inventory. This guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

3.	Accounting procedures specific to quarterly consolidated financial statements:

Provision for income taxes -

The provision for income taxes is computed by multiplying income before income taxes and equity in earnings of affiliated companies for the first half by estimated annual effective tax rates. These estimated annual effective tax rates reflect anticipated investment tax credits, foreign tax credits and other items, including changes in valuation allowances, that are expected to affect estimated annual effective tax rates.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

4.	Derivative financial instruments:

Toyota employs derivative financial instruments, including foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements and interest rate options to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. Toyota does not use derivatives for speculation or trading.

Fair value hedges -

Toyota enters into interest rate swaps and interest rate currency swap agreements mainly to convert its fixed-rate debt to variable-rate debt. Toyota uses interest rate swap agreements in managing interest rate risk exposure. Interest rate swap agreements are executed as either an integral part of specific debt transactions or on a portfolio basis. Toyota uses interest rate currency swap agreements to hedge exposure to currency exchange rate fluctuations on principal and interest payments for borrowings denominated in foreign currencies. Notes and loans payable issued in foreign currencies are hedged by concurrently executing interest rate currency swap agreements, which involve the exchange of foreign currency principal and interest obligations for each functional currency obligations at agreed-upon currency exchange and interest rates.

For the first half and the second quarter ended September 30, 2014 and 2015, the ineffective portion of Toyota’s fair value hedge relationships was not material. For fair value hedging relationships, the components of each derivative’s gain or loss are included in the assessment of hedge effectiveness.

Undesignated derivative financial instruments -

Toyota uses foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements, and interest rate options, to manage its exposure to foreign currency exchange rate fluctuations and interest rate fluctuations from an economic perspective, and for some of which Toyota is unable to or has elected not to apply hedge accounting.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Fair value and gains or losses on derivative financial instruments -

The following table summarizes the fair values of derivative financial instruments as of March 31, 2015 and September 30, 2015:

	Yen in millions
	March 31, 2015	September 30, 2015
Derivative assets
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	527	—
Investments and other assets - Other	2,880	2,582

Total	3,407	2,582

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	57,915	112,205
Investments and other assets - Other	242,404	311,384

Total	300,319	423,589

Foreign exchange forward and option contracts
Prepaid expenses and other current assets	35,594	39,297
Investments and other assets - Other	—	—

Total	35,594	39,297

Total derivative assets	339,320	465,468
Counterparty netting	(117,794)	(123,757)
Collateral received	(76,891)	(44,144)

Carrying value of derivative assets	144,635	297,567

Derivative liabilities
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Other current liabilities	(4,793)	(6,506)
Other long-term liabilities	(401)	(447)

Total	(5,194)	(6,953)

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Other current liabilities	(94,801)	(74,572)
Other long-term liabilities	(253,428)	(272,136)

Total	(348,229)	(346,708)

Foreign exchange forward and option contracts
Other current liabilities	(7,307)	(6,658)
Other long-term liabilities	(1)	—

Total	(7,308)	(6,658)

Total derivative liabilities	(360,731)	(360,319)
Counterparty netting	117,794	123,757
Collateral posted	213,937	221,188

Carrying value of derivative liabilities	(29,000)	(15,374)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

The following table summarizes the notional amounts of derivative financial instruments as of March 31, 2015 and September 30, 2015:

	Yen in millions
	March 31, 2015		September 30, 2015
	Designated derivative financial instruments	Undesignated derivative financial instruments	Designated derivative financial instruments	Undesignated derivative financial instruments
Interest rate and currency swap agreements	85,561	18,634,479	62,619	19,015,145
Foreign exchange forward and option contracts	—	2,625,106	—	2,650,766

Total	85,561	21,259,585	62,619	21,665,911

The following table summarizes the gains and losses on derivative financial instruments and hedged items reported in the consolidated statements of income for the first half and the second quarter ended September 30, 2014 and 2015:

	Yen in millions
	For the first half ended September 30, 2014		For the first half ended September 30, 2015
	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Cost of financing operations	(7,483)	7,542	(2,137)	2,122
Undesignated derivative financial instruments
Interest rate and currency swap agreements
Cost of financing operations	(25,904)		110,932
Foreign exchange gain (loss), net	2,209		13,646
Foreign exchange forward and option contracts
Cost of financing operations	5,828		6,930
Foreign exchange gain (loss), net	6,009		33,493

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

	Yen in millions
	For the second quarter ended September 30, 2014		For the second quarter ended September 30, 2015
	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Cost of financing operations	(7,088)	7,099	(304)	314
Undesignated derivative financial instruments
Interest rate and currency swap agreements
Cost of financing operations	(47,080)		115,862
Foreign exchange gain (loss), net	1,090		10,411
Foreign exchange forward and option contracts
Cost of financing operations	11,105		11,869
Foreign exchange gain (loss), net	(18,810)		36,987

Undesignated derivative financial instruments are used to manage economic risks of fluctuations in foreign currency exchange rates and interest rates of certain receivables and payables. Those economic risks are offset by changes in the fair value of undesignated derivative financial instruments.

Cash flows from transactions of derivative financial instruments are included in cash flows from operating activities in the consolidated statements of cash flows.

Credit risk related contingent features -

Toyota enters into International Swaps and Derivatives Association Master Agreements with counterparties. These Master Agreements contain a provision requiring either Toyota or the counterparty to settle the contract or to post assets to the other party in the event of a ratings downgrade below a specified threshold.

The aggregate fair value amount of derivative financial instruments that contain credit risk related contingent features that are in a net liability position after being offset by cash collateral as of September 30, 2015 is ¥8,993 million. The aggregate fair value amount of assets that are already posted as cash collateral as of September 30, 2015 is ¥191,456 million. If the ratings of Toyota decline below specified thresholds, the maximum amount of assets to be posted or for which Toyota could be required to settle the contracts is ¥8,993 million as of September 30, 2015.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

5.	Contingencies:

Guarantees -

Toyota enters into contracts with Toyota dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Toyota is required to execute its guarantee primarily when customers are unable to make required payments. The maximum potential amount of future payments as of September 30, 2015 is ¥2,261,447 million. Liabilities for guarantees totaling ¥6,021 million have been provided as of September 30, 2015. Under these guarantee contracts, Toyota is entitled to recover any amount paid by Toyota from the customers whose original obligations Toyota has guaranteed.

Legal proceedings -

From time-to-time, Toyota issues vehicle recalls and takes other safety measures including safety campaigns relating to its vehicles. Since 2009, Toyota issued safety campaigns related to the risk of floor mat entrapment of accelerator pedals and vehicle recalls related to slow-to-return or sticky accelerator pedals. In March 2014, Toyota entered into a Deferred Prosecution Agreement (“DPA”) to resolve an investigation by the U.S. Attorney for the Southern District of New York related to unintended acceleration in certain of its vehicles. The DPA provides for an independent monitor to review and assess policies and procedures relating to Toyota’s safety communications process, its process for sharing vehicle accident information internally and its process for preparing and sharing certain technical reports.

In 2010, there was a recall related to the software program that controls the antilock braking system in certain models, including the Prius, which led to putative class action lawsuits on behalf of owners of recalled vehicles and owners of vehicles which were not recalled. The United States District Court for the Central District of California denied the plaintiffs’ motions for class certification and granted summary judgment in Toyota’s favor denying the plaintiffs’ claims related to both the recalled vehicles and the non-recalled vehicles. Proceedings involving the recalled vehicles have concluded; the appeals of the granting of summary judgment and the denial of class certification of the claims for the non-recalled vehicles are still pending.

Personal injury and wrongful death claims involving allegations of unintended acceleration are pending in several consolidated proceedings in federal and state courts, as well as in individual cases in various other states. The judges in the consolidated federal action and the consolidated California state action have approved an Intensive Settlement Process (“ISP”) for such claims in those actions. Under the ISP, all individual claims within the consolidated actions are stayed pending completion of a process to assess whether they can be resolved on terms acceptable to the parties. Cases not resolved after completion of the ISP will then proceed to discovery and toward trial. Toyota has offered the ISP process to plaintiffs in other consolidated actions and in individual cases, as well.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Toyota has been named as a defendant in 27 economic loss class action lawsuits, which, together with similar lawsuits against Takata and other automakers, have been made part of a multi-district litigation (“MDL”) proceeding in the United States District Court for the Southern District of Florida, arising out of allegations that airbag inflators manufactured by Takata are defective. These lawsuits are at a very early stage.

Toyota also has various other pending legal actions and claims, including without limitation personal injury and wrongful death lawsuits and claims in the United States, and is subject to government investigations from-time-to-time.

Beyond the amounts accrued with respect to all aforementioned matters, Toyota is unable to estimate a range of reasonably possible loss, if any, for the pending legal matters because (i) many of the proceedings are in evidence gathering stages, (ii) significant factual issues need to be resolved, (iii) the legal theory or nature of the claims is unclear, (iv) the outcome of future motions or appeals is unknown and/or (v) the outcomes of other matters of these types vary widely and do not appear sufficiently similar to offer meaningful guidance. Based upon information currently available to Toyota, however, Toyota believes that its losses from these matters, if any, beyond the amounts accrued, would not have a material adverse effect on Toyota’s financial position, results of operations or cash flows.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

6.	Segment data:

The operating segments reported below are the segments of Toyota for which separate financial information is available and for which operating income/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

The major portions of Toyota’s operations on a worldwide basis are derived from the Automotive and Financial Services business segments. The Automotive segment designs, manufactures and distributes sedans, minivans, compact cars, sport-utility vehicles, trucks and related parts and accessories. The Financial Services segment consists primarily of financing, and vehicle and equipment leasing operations to assist in the merchandising of the parent company and its affiliated companies products as well as other products. The All Other segment includes the design, manufacturing and sales of housing, telecommunications and other businesses.

The following tables present certain information regarding Toyota’s industry or geographic segments and overseas revenues by destination for the first half and the second quarter ended September 30, 2014 and 2015.

Segment operating results -

For the first half ended September 30, 2014:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	11,919,067	758,203	268,327	—	12,945,597
Inter-segment sales and transfers	28,199	19,171	286,904	(334,274)	—

Total	11,947,266	777,374	555,231	(334,274)	12,945,597
Operating expenses	10,806,994	592,859	526,823	(333,025)	11,593,651

Operating income	1,140,272	184,515	28,408	(1,249)	1,351,946

For the first half ended September 30, 2015:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	12,856,840	928,872	305,776	—	14,091,488
Inter-segment sales and transfers	26,091	21,109	245,772	(292,972)	—

Total	12,882,931	949,981	551,548	(292,972)	14,091,488
Operating expenses	11,491,577	784,138	524,313	(291,945)	12,508,083

Operating income	1,391,354	165,843	27,235	(1,027)	1,583,405

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

For the second quarter ended September 30, 2014:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	6,018,997	391,105	144,807	—	6,554,909
Inter-segment sales and transfers	13,602	8,841	152,108	(174,551)	—

Total	6,032,599	399,946	296,915	(174,551)	6,554,909
Operating expenses	5,479,079	313,644	279,306	(176,338)	5,895,691

Operating income	553,520	86,302	17,609	1,787	659,218

For the second quarter ended September 30, 2015:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	6,458,452	468,957	176,431	—	7,103,840
Inter-segment sales and transfers	13,089	10,722	118,168	(141,979)	—

Total	6,471,541	479,679	294,599	(141,979)	7,103,840
Operating expenses	5,757,750	384,009	279,647	(144,970)	6,276,436

Operating income	713,791	95,670	14,952	2,991	827,404

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Geographic information -

For the first half ended September 30, 2014:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	3,969,582	4,377,124	1,300,200	2,185,524	1,113,167	—	12,945,597
Inter-segment sales and transfers	2,881,231	122,627	65,674	197,093	92,863	(3,359,488)	—

Total	6,850,813	4,499,751	1,365,874	2,382,617	1,206,030	(3,359,488)	12,945,597
Operating expenses	6,132,046	4,187,084	1,332,670	2,169,697	1,128,074	(3,355,920)	11,593,651

Operating income	718,767	312,667	33,204	212,920	77,956	(3,568)	1,351,946

For the first half ended September 30, 2015:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	4,149,579	5,416,766	1,244,296	2,204,258	1,076,589	—	14,091,488
Inter-segment sales and transfers	3,072,596	114,026	65,017	236,834	108,233	(3,596,706)	—

Total	7,222,175	5,530,792	1,309,313	2,441,092	1,184,822	(3,596,706)	14,091,488
Operating expenses	6,263,942	5,255,398	1,279,062	2,196,962	1,117,928	(3,605,209)	12,508,083

Operating income	958,233	275,394	30,251	244,130	66,894	8,503	1,583,405

“Other” consists of Central and South America, Oceania, Africa and the Middle East.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

For the second quarter ended September 30, 2014:
	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	2,061,111	2,180,798	678,830	1,071,480	562,690	—	6,554,909
Inter-segment sales and transfers	1,493,171	59,830	36,386	113,709	51,382	(1,754,478)	—

Total	3,554,282	2,240,628	715,216	1,185,189	614,072	(1,754,478)	6,554,909
Operating expenses	3,201,478	2,093,497	692,880	1,082,655	570,167	(1,744,986)	5,895,691

Operating income	352,804	147,131	22,336	102,534	43,905	(9,492)	659,218

For the second quarter ended September 30, 2015:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	2,142,419	2,635,474	636,733	1,160,467	528,747	—	7,103,840
Inter-segment sales and transfers	1,577,794	54,873	28,556	137,648	59,800	(1,858,671)	—

Total	3,720,213	2,690,347	665,289	1,298,115	588,547	(1,858,671)	7,103,840
Operating expenses	3,237,834	2,541,813	642,897	1,154,082	559,681	(1,859,871)	6,276,436

Operating income	482,379	148,534	22,392	144,033	28,866	1,200	827,404

“Other” consists of Central and South America, Oceania, Africa and the Middle East.

Revenues are attributed to geographies based on the country location of the parent company or the subsidiary that transacted the sale with the external customer.

Transfers between industry or geographic segments are made at amounts which Toyota’s management believes approximate arm’s-length transactions. In measuring the reportable segments’ income or losses, operating income consists of revenue less operating expenses.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Overseas revenues by destination -

The following information shows revenues that are attributed to countries based on location of customers, excluding customers in Japan. In addition to the disclosure requirements under U.S.GAAP, Toyota discloses this information in order to provide financial statements users with valuable information.

For the first half ended September 30, 2014:

	Yen in millions
	North America	Europe	Asia	Other	Total
Overseas sales	4,358,599	1,227,979	2,054,895	2,413,068	10,054,541
Consolidated sales	—	—	—	—	12,945,597
Ratio of overseas sales to consolidated sales	33.7%	9.5%	15.9%	18.6%	77.7%

For the first half ended September 30, 2015:

	Yen in millions
	North America	Europe	Asia	Other	Total
Overseas sales	5,394,689	1,138,140	2,063,518	2,472,122	11,068,469
Consolidated sales	—	—	—	—	14,091,488
Ratio of overseas sales to consolidated sales	38.3%	8.1%	14.6%	17.5%	78.5%

For the second quarter ended September 30, 2014:

	Yen in millions
	North America	Europe	Asia	Other	Total
Overseas sales	2,174,670	637,247	1,008,144	1,237,826	5,057,887
Consolidated sales	—	—	—	—	6,554,909
Ratio of overseas sales to consolidated sales	33.2%	9.7%	15.4%	18.9%	77.2%

For the second quarter ended September 30, 2015:

	Yen in millions
	North America	Europe	Asia	Other	Total
Overseas sales	2,623,311	582,153	1,021,745	1,301,260	5,528,469
Consolidated sales	—	—	—	—	7,103,840
Ratio of overseas sales to consolidated sales	36.9%	8.2%	14.4%	18.3%	77.8%

“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

7.	Per share amounts:

Reconciliations of the differences between basic and diluted net income attributable to Toyota Motor Corporation per common share for the first half and the second quarter ended September 30, 2014 and 2015 are as follows:

	Yen in millions	Thousands of shares	Yen
	Net income attributable to Toyota Motor Corporation	Weighted- average common shares	Net income attributable to Toyota Motor Corporation per common share
For the first half ended September 30, 2014
Basic net income attributable to Toyota Motor Corporation per common share	1,126,836	3,164,551	356.08
Effect of dilutive securities
Assumed exercise of dilutive stock options	(25)	1,469

Diluted net income attributable to Toyota Motor Corporation per common share	1,126,811	3,166,020	355.91

For the first half ended September 30, 2015
Net income attributable to Toyota Motor Corporation	1,258,112
Accretion to Mezzanine equity	(1,235)
Dividends to Toyota Motor Corporation Model AA Class Shareholders	(1,225)

Basic net income attributable to Toyota Motor Corporation per common share	1,255,652	3,143,912	399.39
Effect of dilutive securities
Model AA Class Shares	2,460	17,759
Assumed exercise of dilutive stock options	(16)	1,384

Diluted net income attributable to Toyota Motor Corporation per common share	1,258,096	3,163,055	397.75

For the second quarter ended September 30, 2014
Basic net income attributable to Toyota Motor Corporation per common share	539,062	3,159,374	170.62
Effect of dilutive securities
Assumed exercise of dilutive stock options	(11)	1,538

Diluted net income attributable to Toyota Motor Corporation per common share	539,051	3,160,912	170.54

For the second quarter ended September 30, 2015
Net income attributable to Toyota Motor Corporation	611,718
Accretion to Mezzanine equity	(1,235)
Dividends to Toyota Motor Corporation Model AA Class Shareholders	(1,225)

Basic net income attributable to Toyota Motor Corporation per common share	609,258	3,140,962	193.97
Effect of dilutive securities
Model AA Class Shares	2,460	35,325
Assumed exercise of dilutive stock options	(6)	1,244

Diluted net income attributable to Toyota Motor Corporation per common share	611,712	3,177,531	192.51

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Stock options that were not included in the computation of diluted net income attributable to Toyota Motor Corporation per common share for the first half and the second quarter ended September 30, 2014 were 1,276 thousand shares, because the options’ exercise prices were greater than the average market price per common share during the period. There were no stock options that were not included in the computation of diluted net income attributable to Toyota Motor Corporation per common share for the first half and the second quarter ended September 30, 2015.

On June 16, 2015, at the Ordinary General Shareholders’ Meeting, the shareholders of the parent company approved to distribute year-end cash dividends of ¥393,352 million, ¥125 per common share, to common shareholders effective on June 17, 2015. On November 5, 2015, the Board of Directors of the parent company resolved to distribute interim cash dividends of ¥311,376 million, ¥100 per common share, to common shareholders effective on November 27, 2015.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

8.	Fair value measurements:

In accordance with U.S.GAAP, Toyota classifies fair value into three levels of input as follows which are used to measure it.

Level 1:	Quoted prices in active markets for identical assets or liabilities

Level 2:	Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; valuation of assets or liabilities using inputs, other than quoted prices, that are observable

Level 3:	Valuation of assets or liabilities using unobservable inputs which reflect the reporting entity’s assumptions

The following table summarizes the fair values of the assets and liabilities measured at fair value on a recurring basis as of March 31, 2015 and September 30, 2015. Transfers between levels of the fair value are recognized at the end of their respective reporting periods:

	Yen in millions
	March 31, 2015
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	145,923	348,487	—	494,410
Marketable securities and other securities investments
Public and corporate bonds	6,129,824	1,038,810	12,317	7,180,951
Common stocks	2,704,814	—	—	2,704,814
Other	61,538	369,184	—	430,722
Derivative financial instruments	—	338,310	1,010	339,320

Total	9,042,099	2,094,791	13,327	11,150,217

Liabilities
Derivative financial instruments	—	(360,731)	—	(360,731)

Total	—	(360,731)	—	(360,731)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

	Yen in millions
	September 30, 2015
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	202,611	689,289	—	891,900
Time deposits	—	600,000	—	600,000
Marketable securities and other securities investments
Public and corporate bonds	5,466,705	1,155,014	10,815	6,632,534
Common stocks	2,504,060	—	—	2,504,060
Other	101,590	236,233	—	337,823
Derivative financial instruments	—	464,071	1,397	465,468

Total	8,274,966	3,144,607	12,212	11,431,785

Liabilities
Derivative financial instruments	—	(360,083)	(236)	(360,319)

Total	—	(360,083)	(236)	(360,319)

The following is description of the assets and liabilities measured at fair value, information about the valuation techniques used to measure fair value, key inputs and significant assumptions:

Cash equivalents and time deposits -

Cash equivalents include money market funds and other investments with original maturities of three months or less. Cash equivalents classified in Level 2 include negotiable certificates of deposit with original maturities of three months or less. These are measured at fair value using primarily observable interest rates in the market. Time deposits consist of negotiable certificates of deposit with original maturities over three months. These are measured at fair value using primarily observable interest rates in the market.

Marketable securities and other securities investments -

Marketable securities and other securities investments include public and corporate bonds, common stocks and other investments. Public and corporate bonds include government bonds and represent 43% of Japanese bonds, and 57% of U.S., European and other bonds as of March 31, 2015, and 38% of Japanese bonds, and 62% of U.S., European and other bonds as of September 30, 2015. Listed stocks on the Japanese stock markets represent 88% and 91% of common stocks as of March 31, 2015 and September 30, 2015, respectively. Toyota uses primarily quoted market prices for identical assets to measure fair value of these securities. “Other” includes investment trusts. Generally, Toyota uses quoted market prices for similar assets or quoted non-active market prices for identical assets to measure fair value of these securities. These assets are classified in Level 2.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Derivative financial instruments -

See note 4 to the consolidated financial statements about derivative financial instruments. Toyota primarily estimates the fair value of derivative financial instruments using industry-standard valuation models that require observable inputs including interest rates and foreign exchange rates, and the contractual terms. The usage of these models does not require significant judgment to be applied. These derivative financial instruments are classified in Level 2. In other certain cases when market data is not available, key inputs to the fair value measurement include quotes from counterparties and other market data. Toyota assesses the reasonableness of changes of the quotes using observable market data. These derivative financial instruments are classified in Level 3. Toyota’s derivative fair value measurements consider assumptions about counterparty and Toyota’s own non-performance risk, using such as credit default probabilities.

The changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the first half and second quarter ended September 30, 2014 and 2015 were not material.

Certain assets and liabilities are measured at fair value on a nonrecurring basis. The assets and liabilities measured at fair value on a nonrecurring basis for the first half and second quarter ended September 30, 2014 and 2015 were not material.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

9.	Accumulated other comprehensive income:

Changes in accumulated other comprehensive income (loss) are as follows:

	Yen in millions
	Foreign currency translation adjustments	Unrealized gains (losses) on securities	Pension liability adjustments	Accumulated other comprehensive income (loss)
For the first half ended September 30, 2014
Balance at March 31, 2014	(516,538)	1,160,563	(115,864)	528,161
Other comprehensive income (loss) before reclassifications	142,827	235,781	(167)	378,441
Reclassifications	—	(11,813)	1,029	(10,784)

Other comprehensive income (loss), net of tax	142,827	223,968	862	367,657
Less – Other comprehensive income attributable to noncontrolling interests	(6,712)	(2,968)	375	(9,305)

Balance at September 30, 2014	(380,423)	1,381,563	(114,627)	886,513

For the first half ended September 30, 2015
Balance at March 31, 2015	(136,090)	1,727,565	(113,930)	1,477,545
Other comprehensive income (loss) before reclassifications	(142,295)	(242,828)	(3,160)	(388,283)
Reclassifications	—	(9,754)	2,625	(7,129)

Other comprehensive income (loss), net of tax	(142,295)	(252,582)	(535)	(395,412)
Less – Other comprehensive income attributable to noncontrolling interests	25,047	5,248	442	30,737

Balance at September 30, 2015	(253,338)	1,480,231	(114,023)	1,112,870

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Reclassifications consist of the following:

	Yen in millions
	For the first half ended September 30, 2014	For the first half ended September 30, 2015	Affected line items in the consolidated statements of income
Unrealized gains (losses) on securities:
	(4,519)	1,221	Financing operations
	(5,400)	(13,966)	Foreign exchange gain, net
	(9,127)	(1,440)	Other income, net

	(19,046)	(14,185)	Income before income taxes and equity in earnings of affiliated companies
	7,232	4,431	Provision for income taxes
	1	(0)	Equity in earnings of affiliated companies

	(11,813)	(9,754)	Net income

Pension liability adjustments:
Recognized net actuarial loss	3,932	6,325	*1
Amortization of prior service costs	(2,386)	(2,114)	*1

	1,546	4,211	Income before income taxes and equity in earnings of affiliated companies
	(517)	(1,586)	Provision for income taxes

	1,029	2,625	Net income

Total reclassifications, net of tax	(10,784)	(7,129)

Amounts of reclassifications in parentheses indicate gains in the consolidated statements of income.

*1:	These components are included in the computation of net periodic pension cost.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

10.	Class Shares:

Toyota Motor Corporation (“TMC”) issued First Series Model AA Class Shares (the “Model AA Class Shares”) on July 24, 2015. Presented below is additional information regarding the Model AA Class Shares:

Total number of shares issued	:	47,100,000 shares

Issue price	:	10,598 yen per share

Purchase price	:	10,121.09 yen per share

Voting rights	:	Model AA Class Shares shall have voting rights. The number of shares constituting one unit with respect to Model AA Class Shares shall be 100.

Restrictions on transfer	:	Model AA Class Shares shall have restrictions on transfer.

Dividends	:	(1) If the record date falls in the fiscal year ending on March 31, 2016 : 0.5% of the issue price
(2) If the record date falls in the fiscal year ending on March 31, 2017 through March 31, 2020 : the annual dividend rate for the previous fiscal year plus 0.5% of the issue price
(3) If the record date falls in the fiscal year ending on March 31, 2021 or later : 2.5% of the issue price

Shareholder’s right	:	(1) Shareholder’s conversion right into Common Shares

Shareholders of the Model AA Class Shares may demand TMC to acquire all or a part of their Model AA Class Shares in exchange for Common Shares on the first business day of April and October of every year, starting October 1, 2020.

(2) Shareholder’s cash put option

Shareholders of the Model AA Class Shares may demand TMC to acquire all or a part of their Model AA Class Shares in exchange for cash on the last business day of March, June, September and December of each year, starting on September 1, 2020.

TMC’s right	:	TMC may acquire, on or after April 2, 2021, all of the outstanding Model AA Class Shares in exchange for cash.

The Model AA Class Shares will not be treated as shareholders’ equity because the shareholders of the Model AA Class Shares will have cash put options and hence, the Model AA Class Shares will be reported as mezzanine equity, a separate line item between liabilities and shareholders’ equity.

The difference between the issuance amount and initial carrying amount of the mezzanine equity is adjusted for accretion of the mezzanine equity over a period of time from the issuance date until the Class Shares can first be redeemed.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

11.	Significant subsequent events:

Repurchase of shares -

At the Meeting of the Board of Directors held on November 5, 2015, TMC resolved to repurchase its common shares pursuant to Article 156 of the Companies Act of Japan (the “Companies Act”) as applied to Article 165, Paragraph 3 of the Companies Act, as set forth below.

Reason for repurchasing shares

To return capital to shareholders in addition to promoting capital efficiency and agile capital policy in view of the business environment.

Details of matters relating to repurchase

Kind of stock to be repurchased	Common stock of TMC
Number of shares to be repurchased	23,000,000 shares (maximum)
Total purchase price for repurchase of shares	¥150,000 million (maximum)
Method of acquisition	Purchase in the market
Period of repurchase	From February 1, 2016 to March 31, 2016

Retirement of treasury stock -

At the Meeting of the Board of Directors held on November 5, 2015, TMC resolved to retire its treasury stock pursuant to Article 178 of the Companies Act.

Reason for retiring treasury stock

To relieve concerns regarding the dilution of TMC’s share value due to disposition of treasury stock in the future.

Details of matters relating to retirement

Kind of stock to be retired	Common stock of TMC
Number of shares to be retired	80,000,000 shares
Scheduled date of retirement	November 30, 2015